EXHIBIT (a)(5)(B)


                       ALARIS MEDICAL SYSTEMS ACQUISITION
                                       Q&A
                                  May 18, 2004

DESCRIPTION OF BUSINESS
ALARIS designs, manufacturers and markets intravenous (IV) medication delivery and infusion therapy devices, needle-free disposables and related monitoring equipment in the United States and internationally. The intravenous infusion systems are used to deliver to patients one or more fluids, primarily pharmaceuticals or nutritionals, and consist of medication safety systems, single and multi-channel large volume infusion pumps, syringe pumps and dedicated and non-dedicated administration sets.

HOW MANY EMPLOYEES DOES ALARIS HAVE? WHERE ARE ITS MAJOR LOCATIONS? As of January 31, 2004, ALARIS employed 3,000 people.

ALARIS is headquartered in San Diego, California. ALARIS' products are manufactured at plants in San Diego, California; Creedmoor, North Carolina; Tijuana, Mexico; and Basingstoke, England. The San Diego, California facility is the primary manufacturing facility for infusion pumps and patient monitoring instruments in North America. The service operation for installed infusion pumps and patient monitoring instruments is also located in this facility. The Creedmoor, North Carolina facility manufactures automated sub-assemblies used in disposable products and is a distribution center for disposable finished products. The Tijuana, Mexico facilities assemble a majority of the disposable products distributed in North America, and the Basingstoke, England facility manufactures syringe pumps and large volume pumps for Europe and other segments outside the U.S..

WHY ACQUIRE ALARIS? DESCRIBE THE STRATEGIC RATIONALE
The acquisition will extend Cardinal Health's portfolio of market leading products and services to health care providers, and increase its presence in strategic markets outside the United States. ALARIS develops and markets systems for the safe delivery of intravenous (IV) medications, and holds long-term contracts to provide necessary, disposable products for use in those systems. It also provides a broad suite of professional, technical and training services to more than 5,000 hospitals and health care systems worldwide.

With complementary operations, product lines, distribution networks and geographic presence, the acquisition will drive significant marketing, sales and operational synergies, enabling Cardinal Health to:

o BROADEN INTEGRATED PRODUCT AND SERVICE OFFERINGS: ALARIS products and services fully complement Cardinal Health's integrated solution offerings for health care providers, with automation technology, disposable medical products, distribution services and consulting services. In 2003, ALARIS launched 19 new products into this market and expects to launch at least 20 more in 2004. Many of these are highly automated, proprietary systems with patented technology used by the same hospital and provider customers as Cardinal Health.

o BETTER SERVE CUSTOMERS GLOBALLY: ALARIS' established, global operations with direct sales representatives, nurse trainers and field technicians in 13 countries provide an experienced channel for Cardinal Health's extensive portfolio of health care products and services. More than 30 percent of ALARIS' revenue is from customers outside the U.S., and worldwide ALARIS products are used by more than 5,000 hospital customers. The company is ranked No. 1 or 2 in the majority of the countries in which it operates. ALARIS employs 3,000 people and manufactures products at 4 facilities in North America and Europe.


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o    DELIVER THE MOST COMPREHENSIVE SUITE OF MEDICATION SAFETY SOLUTIONS:
     ALARIS' bedside safety offerings in IV medication and infusion therapy complement Cardinal Health's medication safety offerings at the patient's bedside. One recent study indicated that medication errors occur in as many as 1 of every 5 doses given to patients. Both leaders in their respective markets, Cardinal Health's Pyxis automation systems and ALARIS' bedside infusion systems have pioneered many of the technological advances made in the field of medication safety. Combined, the companies will have the capability to dispense all medication dosage forms delivered at a patient's bedside.

IS THE MAJORITY SHAREHOLDER (JEFFRY PICOWER) ON BOARD WITH THE TERMS OF THE
DEAL?
Yes. A separate agreement exists with the majority shareholder, in which he has agreed to tender his shares at $22.35 per share.

HAS THE ACQUISITION BEEN APPROVED BY BOTH COMPANIES' BOARDS?
Yes, the acquisition has been approved by both companies' Boards.

HOW AND WHEN WILL THE FINAL PRICE BE DETERMINED?
The final purchase price of $22.35 per share has been unanimously approved by both companies' boards of directors.

WHAT ARE THE TERMS OF THE DEAL? HOW WILL THE DEAL BE STRUCTURED?
Structured as a two-step transaction, Cardinal Health will make a cash tender offer to acquire all of the outstanding shares of ALARIS common stock at a price of $22.35 per share. The offer is conditioned upon there being tendered into the offer a majority of the outstanding shares of ALARIS common stock not held by ALARIS' largest shareholder and by ALARIS' directors and officers. The tender offer will be followed by a merger in which the holders of the remaining outstanding shares of ALARIS common stock will receive $22.35 per share in cash.

WHAT IS THE RATIONALE FOR PAYING A PREMIUM OVER MARKET PRICE?
The small premium over market reflects ALARIS' strong growth prospects and the value that we expect from combining the two companies. The synergies from this acquisition will make the combined company more valuable than the sum of the individual parts. The purchase price is also consistent with the high end of ALARIS' recent trading range.

WHAT SYNERGIES DO YOU EXPECT FROM THIS ACQUISITION?
The synergies between these two companies are revenue enhancement and capacity utilization from the complementary nature of the two companies' businesses. Some examples would be shared manufacturing between the companies; leverage of ALARIS' strong sales and marketing presence outside the U.S. for Cardinal Health's products and services; expansion of self-manufactured products through the MPS distribution channel; enhanced clinical consulting within the hospital; broader product offering within GPO bundle; better information around drug utilization and patient safety; etc. All of these serve to make Cardinal Health more valuable to its hospital customers.

WHEN WILL IT CLOSE?  IS IT SUBJECT TO REGULATORY APPROVAL?
We are targeting to close the deal by June 30, 2004. The transaction is subject to regulatory approvals - we don't anticipate issues associated with getting those approvals. In addition, the deal is subject to the tendering into the offer of a majority of the outstanding shares of ALARIS common stock not held by ALARIS' largest shareholder or by ALARIS directors and officers and to other customary approvals.

HOW IS CARDINAL HEALTH FINANCING THE DEAL?
Our current plans are to finance the transaction with a mix of cash and short-term debt.


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DO YOU ANTICIPATE A DOWNGRADE IN THE RATING OF YOUR DEBT? IF SO, WILL IT IMPACT
INTEREST EXPENSE?
While we may see some adjustments of our ratings and outlook from one or more of the rating agencies in light of this additional financing, overall, we currently expect to maintain our single A debt rating and don't anticipate any significant impact on interest costs from these actions.

ARE THERE ANY ANTI-TRUST CONCERNS?
Given the complementary nature of ALARIS' and CAH's business, with virtually no overlap, we do not anticipate any regulatory concerns.

HOW MANY ALARIS SHARES ARE OUTSTANDING?
ALARIS has 72.3MM shares outstanding as of March 1, 2004

WHO ARE ALARIS' LARGEST SHAREHOLDERS?

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                          INSTITUTION             POSITION          %O/S
      --------------------------------------------------------------------
       Jeffry M. Picower (individual)            46,643,209         64.5
      --------------------------------------------------------------------
       Waddell & Reed Investments Management Co   1,503,203          2.1
      --------------------------------------------------------------------
       Batterymarch Financial Management          1,415,610          2.0
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       American Express Financial Advisors        1,357,268          1.9
      --------------------------------------------------------------------
       Barclays Global Investors                  1,187,481          1.7
      --------------------------------------------------------------------
       Seneca Capital Management                  1,033,210          1.4
      --------------------------------------------------------------------
       Vanguard Group, Inc.                       1,024,513          1.4
      --------------------------------------------------------------------
       AXA Rosenberg Investment Management          879,000          1.2
      --------------------------------------------------------------------
       Founders Asset Management                    842,480          1.2
      --------------------------------------------------------------------
       Provident Investment Counsel                 816,147          1.1
      --------------------------------------------------------------------
       NL Capital Management                        640,940          0.9
      --------------------------------------------------------------------

WHAT ARE ALARIS' REVENUES AND EARNINGS?
FY03 (12/31 fiscal year end) revenues were $533.9M with operating earnings of $98.8M. ALARIS is a publicly traded company and therefore much more detailed financial information about ALARIS is available through the SEC's website at WWW.SEC.GOV or at www.alarismed.com

WHAT PERCENTAGE OF ALARIS' REVENUE AND OPERATING EARNINGS COME FROM OUTSIDE THE US? HOW DOES THAT COMPARE TO CAH?

o ALARIS' North America business unit develops, manufactures and provides medication safety systems, infusion therapy devices, patient vital signs monitoring products and related disposables, primarily using a direct sales force for product distribution. Sales to North America customers generated $364.5 million of sales (68.3% of total sales) and $59.3 million of Income from Operations (60.0% of total Income from Operations) for the year ended December 31, 2003.

o ALARIS' International business unit develops, manufactures and provides infusion therapy devices, patient vital signs monitoring products and related disposables in Europe, Asia, the Middle East, Australia, New Zealand, South Africa and Latin America using both a direct sales force and product distributors in areas where it does not have a direct sales force. Sales to International customers generated $169.4 million of sales (31.7% of total sales) and $39.5 million of Income from Operations (40.0% of total Income from Operations) for the year ended December 31, 2003.


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In summary, 32% of ALARIS' revenue ($169.4M) and 40% of their operating earnings come from outside of the US. This compares to less than 10% of Cardinal Health's revenue today.


WHEN AND HOW WILL THE ACQUISITION IMPACT CAH REVENUE AND EARNINGS?
The acquisition will be accounted for using purchase accounting. The impact will be seen in CAH's financials from the closing date forward. The synergies from this transaction will be immediate and are expected to reach $80 to $100 million of earnings on a pretax basis by the end of fiscal year 2007. Cardinal Health has already identified these planned synergies, which are driven by revenue enhancement opportunities and through leverage of existing infrastructures. As a result, Cardinal Health expects the transaction to be modestly accretive in its fiscal year 2005 and meaningfully accretive by fiscal year 2007.

WHAT ARE YOUR GROWTH PROJECTIONS FOR THIS BUSINESS?
Cardinal Health does not provide revenue or earnings forecasts for our individual business. However to give you an idea of the opportunity that exists with ALARIS, the global infusion market has been growing at an estimated 7 - 8 % per year and we believe ALARIS is well positioned to expand share within that market.

IN WHICH CAH SEGMENT WILL THE ALARIS RESULTS BE REPORTED?
That has not yet been determined. It will be determined and announced when the deal is closed.

WILL ALARIS MANAGEMENT BE RETAINED TO RUN THE COMPANY AND FOR HOW LONG? DO THEY HAVE EMPLOYMENT AGREEMENTS (WHO AND NATURE OF AGREEMENTS)?
ALARIS is being purchased as a successful, profitable company with a strong management team that has significant business expertise. Given the complementary nature of the business (different products and geographies) we would expect to retain ALARIS' management to run the business going forward.

FROM A MANAGEMENT REPORTING STANDPOINT, TO WHOM WILL ALARIS REPORT?
Upon the closing of the acquisition, ALARIS will report to George Fotiades, President and COO.

WILL WE KEEP OUR ALARIS NAME?
Cardinal Health has recently adopted a master branding strategy that positions all products and services under the Cardinal Health name. No decisions have been made concerning what will happen to the ALARIS brand name following the transaction, and no decisions will likely be made until after the transaction is completed. Consequently, we will continue to refer to the company as ALARIS Medical Systems for the time being.

WILL THERE BE SIGNIFICANT CUTS AT ALARIS AFTER THE ACQUISITION, SUCH AS EMPLOYEE TERMINATIONS, PLANT CLOSINGS, ETC?
Not that we anticipate. The synergies between these two companies are revenue enhancement and capacity utilization from the complementary nature of the two companies' businesses rather than cost cutting and consolidation.

WILL ALARIS' HQ IN SAN DIEGO BE CLOSED AND COMBINED WITH PYXIS OR VICE VERSA? We do not anticipate a change of this nature immediately; however we regularly look for efficiencies within the business. Should it make business sense to combine our San Diego employees in one location, we would consider the option.

WHAT MAJOR CHANGES DO YOU ANTICIPATE TAKING PLACE AT ALARIS UPON INTEGRATION INTO CAH?


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Immediately post- closing will be largely business as usual. ALARIS has significant growth plans that CAH will support fully. Over time, the two organizations will look for ways to collaborate and grow leveraging each others strengths (ALARIS' international presence, CAH strong distribution and GPO contracts, etc).

WHO ARE ALARIS' PRIMARY COMPETITORS?
According to ALARIS' public filings, the company estimates that its infusion pump represent approximately 32% of the installed base of large volume infusion channels in the US, with Baxter, Abbott, and B. Braun Medical the largest competitors today. In the international market, the largest infusion pump system competitors include Graseby Medical Limited, Fresenius Medical Care AG and B. Braun Melsungen AG.

The patient monitoring products market is fragmented by product type. The key competitors in the North American market include Welch Allyn, Inc. and Sherwood-Davis & Geck (Tyco) in electronic and infrared thermometers.

WHAT ARE ALARIS' COMPETITIVE ADVANTAGES IN THIS MARKET?
The competitive factors that are most important in ALARIS' markets are quality of products and services, technological innovation and the value proposition of improving patient outcomes while reducing overall costs associated with medication safety. One of ALARIS' business strategies is to be recognized as the leader in intravenous medication safety solutions by developing or licensing technologically superior products, thereby providing customers with demonstrably superior clinical value through better capital asset utilization and better patient outcomes, which is expected to improve their competitive position. In 2003, ALARIS continued to improve its competitive positioning as a result of increasing market acceptance of the importance of IV medication safety.

WHAT IS THE SIZE OF ALARIS' INTERNATIONAL SALES FORCE RELATIVE TO CARDINAL HEALTH'S
ALARIS has over 5,000 hospital customers worldwide and sells products through a combined direct sales force consisting of over 200 salespersons and through more than 100 distributors. ALARIS' International business unit utilizes product distributors in areas where they do not have a direct sales force. Sales to distributors accounted for 15.0% of International sales for the year ended December 31, 2003.

In the MPS and Automation businesses, Cardinal Health currently maintains as a combined international sales force of approximately 160 people and multiple distributors

WHO ARE ALARIS' LARGEST CUSTOMERS? WHAT PERCENTAGE OF OVERALL REVENUES DO THEY REPRESENT?
No single hospital customer is material to their business or operations. They contract with GPOs in the United States, the U.S. federal government and other governmental entities, to support the sales of their products, including the following:

I UNDERSTAND ALARIS HAS A DEAL WITH MCKESSON. HOW WILL THIS ACQUISITION IMPACT THAT DEAL?
ALARIS' agreement with McKesson involves the interface of ALARIS' IV safety software with McKesson's oral medication safety software. Given ALARIS' presence at the patient bedside, it makes sense for them to partner with any and all vendors of patient medication safety systems. However, we cannot speculate on the specifics of any one agreement and how it might change in the future.

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Except for historical information, all other information in this news release consists of forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships or changes to the terms of those relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Cardinal Health undertakes no obligation to update or revise any forward-looking statement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of ALARIS Medical Systems. At the time the expected offer is commenced, Cardinal Health will file a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS will file a solicitation/recommendation statement with respect to the offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of ALARIS at no expense to them. These documents will also be available at no charge at the SEC's website at www.sec.gov.